Dated November 18, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-207472

Relating to Preliminary Prospectus Dated November 17, 2015

MATCH GROUP, INC.

FREE WRITING PROSPECTUS

Match Group, Inc. (referred to herein as “us,” “we,” “our” or the “Company”), has filed with the Securities and Exchange Commission (the “SEC”) a preliminary prospectus dated November 17, 2015 (the “Preliminary Prospectus”), forming part of the Company’s Registration Statement on Form S-1 (File No. 333-207472) (the “Registration Statement”).

On November 18, 2015, the Evening Standard (the “Standard”), an online and print news service, published an article based on an interview with Sean Rad, the Chief Executive Officer of Tinder, a subsidiary of the Company. The article is described in relevant part in the following paragraph and the full article is attached hereto.

The article was not approved or condoned by, and the content of the article was not reviewed by, the Company or any of its affiliates. Mr. Rad is not a director or executive officer of the Company and was not authorized to make statements on behalf of the Company for purposes of the article. The article noted that “Analysts believe the [Tinder] app, which launched in 2012, has around 80 million users worldwide and records 1.8 billion “swipes” a day.”  While these statements were not made by Mr. Rad, the Company notes that they are inaccurate and directs readers to the Preliminary Prospectus, which states that for the month of September 2015, Tinder had approximately 9.6 million daily active users, with Tinder users “swiping” through an average of more than 1.4 billion user profiles each day.

Evening Standard routinely publishes articles and is unaffiliated with the Company and all other offering participants, and, as of the date of this free writing prospectus, none of the Company, any other offering participant and any of their respective affiliates have made any payment or given any consideration to Evening Standard in connection with the article described in this free writing prospectus.

The statements by Mr. Rad were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement or the Preliminary Prospectus and are not endorsed or adopted by the Company. You should consider statements contained in this free writing prospectus, including those in the attached transcription, only after carefully evaluating all of the information in the Registration Statement and any final preliminary prospectus relating to the offering filed pursuant to SEC Rule 424(b) (the “Final Preliminary Prospectus”), including the risk factors described therein.

Forward-Looking Statements

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Preliminary Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

The Company has filed a registration statement (including the Revised Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Revised Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Revised Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, from Allen & Company LLC, Attention: Syndicate Department, 711 Fifth Avenue, New York, NY 10022, or by telephone at (212) 339-2220 or from BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, NY 10038, or by telephone at (866) 500-5408.

TO REVIEW OUR CURRENT REGISTRATION STATEMENT AND THE PRELIMINARY PROSPECTUS DATED NOVEMBER 17, 2015, CLICK THE FOLLOWING LINK ON THE SEC WEB SITE AT WWW.SEC.GOV AS FOLLOWS (OR IF SUCH ADDRESS HAS CHANGED, BY REVIEWING OUR FILINGS FOR THE RELEVANT DATE ON THE SEC WEB SITE):

http://www.sec.gov/Archives/edgar/data/1575189/000104746915008751/a2226650zs-1a.htm

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Tinder? I’m an addict, says hook-up app’s co-creator and CEO Sean Rad

Sean Rad’s hook-up app has revolutionised the global dating scene. Here, the reinstated CEO talks about his search for an intellectual equal, giving supermodels the brush-off and why he still speaks to his mum every day

By: Charlotte Edwardes

November 18, 2015

Sean Rad, the 29-year-old co-founder and CEO of Tinder, wants me to believe he’s a “romantic”, who is “ready to settle down” and have “lots of children”. In fact, the last woman he shared a bedroom with was his mother, Fariba, when he took her to Rome recently — although he nearly fled after seeing all her make-up in the bathroom (“I have OCD”) and only changed his mind because “I felt bad. I haven’t seen her in so long and wanted to be a good son”.

It’s not what I was expecting of the co-founder of a dating app now synonymous with casual sex and unwanted pictures of penises. Not to mention the fact that Rad was briefly stripped of his CEO-ship after a sexual harassment case that lost his best friend and co-founder Justin Mateen his job. Mateen sent Whitney Wolfe, a former girlfriend and Tinder’s vice-president of marketing, abusive texts — including one accusing her of flirting with “middle-aged Muslim pigs”. Wolfe settled for a reported $2 million and founded Bumble, a rival app.

In person Rad seems more geek than jock. He tells me he was thrilled that his audience at the recent Web Summit in Dublin was “bigger than Instagram’s” and full of “screaming” fans. “It was like a concert,” he says. “Tech, I guess, is more important than it was. It’s like the new rock.”

On Friday, Tinder’s parent company, The Match Group, is due to float on the New York stock exchange for more than $3 billion. Analysts believe the app, which launched in 2012, has around 80 million users worldwide and records 1.8 billion “swipes” a day.

It is reported that Rad owns  more than 10 per cent of the company, so the float will make him richer and more eligible than he is already. So far he’s been too busy for extravagance (apart from his gold Audemars Piguet watch and $115,000 black Mercedes G-Class SUV) but says he wants to start an art collection with the help of PR Matthew Freud, with whom he had dinner last night.

Today we’re in The Beaumont hotel in Mayfair and Rad is struggling with the mechanics of a tea strainer (“Is this what you guys call high tea?”). Beside him is Rosette Pambakian, vice- president, communications and branding, a deadpan brunette whose glances are like well-aimed grenades.

Rosette has just given him “a lecture”, he says, “about how I need to be careful because people might want to be with me for the wrong reasons. Basically, the long and short of this speech was that I shouldn’t date, get married or do anything and just become a priest.”

He admits he’s “addicted” to Tinder — “every other week I fall in love with a new girl” — but right now is single. “I’m focused. It’s such a critical time for the company so unfortunately I don’t have a lot of time for any of that.”

Actually, Rad is not much of a playboy. He’s been in four relationships and “I loved them all”. (One was Alexa Dell, of the billionaire computing family, who he met on Tinder.)

He lost his virginity at the relatively ancient age of 17 — “it was a serious relationship, my first love” — and, unlike the profile of the average male user of his dating app, has slept with only a modest 20 women. “Am I allowed to tell her?” he checks with Rosette before disclosing this.

“Only if it’s a nice low number,” she replies, cooly. “Is 20 low?”

He’s desperate to impress on me how gallant he is, citing the fact that a “supermodel, someone really, really famous” has been “begging” him for sex “and I’ve been like, no”. She’s “taunted” him, he says, and “called me a prude”.

“She’s one of the most beautiful women I’ve ever seen but it doesn’t mean that I want to rip her clothes off and have sex with her. Attraction is nuanced. I’ve been attracted to women who are ...” he pauses “... well, who my friends might think are ugly. I don’t care if someone is a model. Really. It sounds clichéd and almost totally unbelievable for a guy to say this, but it’s true. I need an intellectual challenge.”

He continues: “Apparently there’s a term for someone who gets turned on by intellectual stuff. You know, just talking. What’s the word?” His face creases the effort of trying to remember. “I want to say ‘sodomy’?”

Rosette shrieks: “That’s it! We’re going to be fired” and Rad looks confused. “What? Why?”

I tell him it means something else and he thumbs his phone for a definition. “What? No, not that. That’s definitely not me. Oh, my God.”

When he recovers he explains that Tinder is launching an education and workplace add-on that will helps users identify their intellectual equals.

The war between Tinder’s view of itself and the media’s view of Tinder has been fierce. The app is accused of encouraging adultery (“actually, only 0.4 per cent of our users are married”), stoking an increase of sexually transmitted infections (“there’s no data to support this”) and causing the phallus photo phenomenon (“I do not condone penis pictures — that is just NOT who I am”).

He’s obsessed with journalists — “too many are not seeking truth but fame” — and baffled by critics because “you can’t deny Tinder is what the world wants”. His own “truth” is that Tinder is “wonderful” — “we’ve solved the biggest problem in humanity: that you’re put on this planet to meet people.”

In September Vanity Fair accused Tinder of heralding the “dawn of the dating apocalypse” in an article that interviewed twentysomethings in New York who used it solely for casual sex.

Rad is “defensive” and still “upset” about the article, muttering  mysteriously that he has done his own “background research” on the writer Nancy Jo Sales, “and there’s some stuff about her as an individual that will make you think differently.” He won’t elaborate on the matter.

His argument for why the piece was “wrong” veers from “our research shows 80 per cent of users are looking for a long-term meaningful relationship” to “we believe in democracy. If society just wants to ‘hook up’, who am I to judge?”

He says he has a lot of theories about “hook-up culture”, including “that feminism has led to it because now women are more independent and pursuing their desires. And that leads to both parties being more sexually active. It’s not because of Tinder.”

At the same time he says the company is in the middle of compiling data on “Tinder marriages”, and claims a recent dip in the divorce rate “could be” connected to the rise in popularity of the app. “Now there is more choice, so people make the right decisions.”

When he’s not pumping out public- relations rhetoric Rad is disarmingly frank and rather charming. As a teenager he suffered from “deforming” acne that made him “awkward”

around girls. He found it “hard to connect with people”, was “misunderstood” and thought “cold”.

He describes himself as “a sweet, naughty kid” who was “curious about everything. I liked breaking things down and putting them back together. We were the first family on the block to have an ISDN telephone line. I would dismantle the router and put it back together. It drove my dad crazy.”

Over the years he “learned” to have a similarly scientific approach to people. “I’m in my own little world sometimes. I can’t be fake so it’s hard for me to do smalltalk. I would either pour my heart out to people or be cold, but not in a mean way.”

As a CEO, he “needed to empathise. I realised that everyone could be fascinating once you peel back all the layers. I like asking questions and learning what makes them tick. But it drives people crazy.”

His parents are Iranian-born Jews who moved to Bel Air in the Seventies. They are both in the consumer electronics business set up by his grandfather, and Rad grew up “listening to complex business issues at the dinner table. I got a masters degree in it by the time I left home.”

The family is sprawling — he has 12 uncles and aunts and 41 first cousins — and he speaks to his mum everyday: “I have no choice.”

For a while she would call repeatedly until he answered, so Rad introduced a system whereby “one call means just checking up; two calls means it’s very important; three calls means somebody is dying. But now she’s learned to text, so I get like 20 texts a day instead.” His phone buzzes. “That’s probably her now.”

Until he was 17 Rad played guitar and wanted to be a rock star but then “fell into tech”. He dropped out of the University of Southern California after two years to set up Orgoo, an email service that failed, and then Adly, a marketing company, which he sold.

He is fluent in his rehearsed responses about Tinder, such as it being like a restaurant — “You walk in, see a guy or a girl and you have this quick attraction” . He is less so about the minefield of potential consequences, including claims that Tinder has caused a rise in sex addiction and the inability of some to sustain long-term relationships.

He says these are sicknesses in society, not the fault of Tinder. “If someone is rude do you blame the restaurant where it happened, or civilisation as a whole? All we are is connecting people. And yeah, there are some disturbing people out there.”

Tinder employs sociologists, he says, voice rising, “and they’ll tell you, ‘Look at what’s happening in society. We’re living in a technical age, it’s creating transparency and equality and connecting us’. On top of that, women are more independent than ever. Tinder isn’t redefining romance. Progress is.”